Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF SECOND QUARTER 2019 FINANCIAL RESULTS FRIDAY, AUGUST 2, 2019 AT 11:00 AM (ET)

BROOKFIELD NEWS, July 2, 2019 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) announced today that its second quarter 2019 financial results will be released before the market open on Friday, August 2, 2019. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, August 2 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, bpy.brookfield.com, before the market open on August 2, 2019.

To participate in the conference call, please dial +1 (844) 358-9182 toll-free in the U.S. and Canada or +1 (478) 219-0399 for overseas calls, conference ID: 8480396, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at bpy.brookfield.com.

A replay of this call can be accessed through August 9, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 8480396. A replay of the webcast will be available on the company’s website.

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Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $85 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $365 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here to download on your iPhone or iPad. To download the app on your Android mobile device, please click here.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P.	1